Exhibit 99.3

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2022

(Expressed in Canadian Dollars unless otherwise stated)

March 16, 2022

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three and nine months ended January 31, 2022, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2022, Annual Information Form for the year ended April 30, 2021 (the “AIF”) and audited consolidated financial statements and notes thereto for the year ended April 30, 2021, copies of which are available under the Company’s profile on SEDAR at www.sedar.com.

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of March 16, 2022.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to “U3O8” are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	future events or future performance;	●	future debt levels, financial capacity, liquidity and capital resources;
●	the potential benefits of royalty and physical uranium acquisitions;	●	anticipated future sources of funds to meet working capital requirements;
●	the impact of general business and economic conditions;	●	future capital expenditures and contractual commitments;
●	expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand;	●	expectations respecting future financial results;
●	expectations regarding supply and demand for uranium;	●	expectations with respect to the Company’s financial position; and
●	the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its interests and the operation thereof;	●	expectations regarding the Company’s business plans, strategies, growth and results of operations.

1

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	any inability to realize on the benefits of recent acquisitions;	●	actual results differing materially from management estimates and assumptions;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments, including as a result of geopolitical factors such as the ongoing conflict in the Ukraine and political unrest in Kazakhstan;	●	fluctuations in the value of the Canadian dollar;
●	dependence on third-party operators;	●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	the Company has limited or no access to data or the operations underlying its interests;	●	risks relating to buy-back and similar rights held by the operators of the Company’s interests;
●	risks faced by owners and operators of the properties underlying the Company’s interests;	●	royalties, streams and similar interests may not be honoured by operators of a project;
●	the Company is dependent on future payments from owners and operators of its royalty and other interests;	●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	as the Company’s investment in Yellow Cake plc (“Yellow Cake”) and its option to purchase uranium from Yellow Cake could be negatively impacted by any impact on the operations of Yellow Cake’s uranium supplier as a result political unrest or potential disruptions caused thereby in Kazakhstan;	●	risks related to the competitive nature of the royalty and streaming business;
●	risks related to epidemics, pandemics and other health crises including COVID-19;	●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	fluctuations in the market prices of the Company’s investments;	●	influence of macroeconomic developments;
●	commodities price risks;	●	reduced access to debt and equity capital;
●	risks associated with future acquisitions;	●	any inability of the Company to execute its growth strategy;
●	effects of competition and pricing pressures;	●	any inability to attract and retain key employees;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;	●	litigation;
●	the impact of COVID-19 on the Company and global markets;	●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;	●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	alternatives to and changing demand for uranium;	●	rate and timing of production differences from resource and reserve estimates;
●	the absence of any public market for uranium;	●	risks associated with First Nations land claims;
●	changes in the technologies pertaining to the use of uranium;	●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters;
●	potential conflicts of interests;	●	the other risks described under “Risk Factors” in the Company’s AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

2

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws.

This list of factors should not be construed as exhaustive.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third-party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “URC” and on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “UROY”. The Company’s common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX-V under the symbol “URC.WT”.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interest on uranium projects, physical uranium holdings and a strategic investment in Yellow Cake. The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

3

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See “Recent Developments”.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the three and nine months ended January 31, 2022, uranium prices averaged US$43.70 per pound and US$39.01 per pound, representing an approximate 47.4% and 26.4% increase compared to an average of US$29.65 per pound and US$30.85 in the corresponding period in 2021, respectively. As at January 31, 2022, uranium price ended at US$43.00 per pound, approximately 45.8% and 50.1% higher than the uranium prices on January 31, 2021 and April 30, 2021, respectively (Source: UxC LLC).

4

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Global Market Developments

Over the past few years, global uranium market fundamentals have been improving as the market transitions from an inventory-driven to more of a production-driven market. The spot market has been rebounding, since reaching a low in November 2016 at approximately $17.75 per pound U3O8 and has recently registered $54.50 per pound at March 15, 2022 (Source: UxC LLC Ux U3O8 Daily Price). Production curtailments, and mine closures from several global producers and COVID related shutdowns, have lowered annual uranium production over the past few years from approximately 141 million pounds in 2019 to about 124 million pounds in 2021. Supply and demand projections show a structural deficit between production and utility requirements expected to average approximately 45 million pounds a year over the next 10 years and increasing thereafter (Source: UxC LLC 2021 Q4 Uranium Market Outlook). We believe that the current gap is being filled through secondary market sources, including finite inventory that is projected to decline in coming years. As secondary supplies diminish, we believe new production will be needed to meet utility demand and will require higher prices to stimulate new mining activity with market prices still below production costs for many producers. Most recently, the Russian invasion of Ukraine is believed to have caused various Western utilities to explore alternative supply sources that could accelerate new Western production and possibly bifurcate markets with Western and the Commonwealth of Independent States supply.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 62 new reactors connected to the grid since 2013 and another 57 reactors under construction as of March 2022 (Source: International Atomic Energy Association Power Reactor Information System and World Nuclear Association March 2022). Since 2021, 8 new reactors were connected to the grid and 11 reactors were shutdown. In the 2021 edition of the World Energy Outlook, the International Energy Agency’s “Stated Policies Scenario” projected installed nuclear capacity growth of over 26% from 2020 to 2050 (reaching about 525 GWe). Additional upside market pressure also appears to be emerging as utilities finally return to a longer-term contracting cycle to replace expiring contracts, something the market has not experienced for several years. In a more recent market development, financial entities, including the Company, and various producers have been purchasing significant quantities of drummed uranium inventory, further removing excess supplies that will likely not re-enter the market unless bundled in longer term contracts at much higher prices.

Russia’s recent invasion of Ukraine has highlighted the vulnerability of uranium sourced from major Russian suppliers in Western markets. Almost 50% of the uranium required to fuel America’s commercial reactors, that produce 20% of U.S. electricity supply, are now sourced from Russia, Kazakhstan and Uzbekistan. The threat of Russian pre-emptive export sanctions, or American and European import bans, has caused upward pressure on uranium prices to move through US$50 per pound in March 2022.

Recent Developments

Margin Loan

During the nine months ended January 31, 2022, the Company established a margin loan facility for a maximum amount of $18 million (US$15 million) (the “Facility”) with the Bank of Montreal. The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company paid a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on May 5, 2023, unless repaid earlier, and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that it maintains a minimum outstanding balance for the first year. The lender has the option to call the loan if the closing price of Yellow Cake shares on the Alternative Investment Market of the London Stock Exchange (the “AIM”) is equal to or less than GBP1.605.

As at January 31, 2022, approximately $12.7 million (US$10.2 million) of the Facility was drawn down by the Company.

5

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Acquisition of Royalties and Royalty Option

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects. Cameco Corporation (“Cameco”) has disclosed in its management’s discussion and analysis for the year ended December 31, 2021, total production from Cigar Lake over the year was of 12.2 million pounds on a 100% basis, and total packaged production from 2014 to 2021 was 105 million pounds on a 100% basis.

The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 Common Shares.

$25 million Bought Deal Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of approximately $25 million (the “Bought Deal Offering”). Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

Uranium Energy Corp. (“UEC”) purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc., and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity distribution program (the “ATM Program”).

Pursuant to the ATM Program, the Company may distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the “ATM Shares”). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX-V or the NASDAQ, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

During the three months ended January 31, 2022, a total of 1,199,516 Common Shares were distributed by the Company under the ATM Program through the facilities of the TSX-V and NASDAQ for gross proceeds of $7.1 million. The Company issued a total of 3,656,855 Common Shares under the ATM Program in the nine months ended January 31, 2022. Aggregate gross proceeds raised over the nine months ended January 31, 2022 were approximately $2.9 million (representing net proceeds of $2.8 million) and US$14.9 million (representing net proceeds of US$14.5 million), and the Agents were paid aggregate commissions on such sales of approximately $0.1 million and US$0.4 million (representing 2.50% of the gross proceeds of the ATM Shares sold).

6

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Physical Uranium

During the three months ended January 31, 2022, the Company purchased 500,000 pounds of physical uranium at a weighted average price US$44.25 per pound. The total physical uranium purchased for the nine-month period was 1,000,000 pounds at a weighted average price US$43.65 per pound. On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of approximately $30.3 million. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the nine months ended January 31, 2022.

●	Cigar Lake – In December 2020, Cameco announced that it had suspended operations at Cigar Lake due to impacts from COVID-19 on the operations workforce and stakeholder communities. Cameco announced on May 7, 2021, that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. See “COVID-19 Pandemic”.

In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, Cameco disclosed that it was granted a renewal of the Canadian Nuclear Safety Commission licence for Cigar Lake mine. Such license is valid until June 30, 2031.

In Cameco’s management’s discussion and analysis for the year ended December 31, 2021, Cameco stated a total of 12.2 million pounds (100% basis) of production from the Cigar Lake operation in 2021. Unplanned disruptions at the mine as a precaution due to COVID-19 resulted in production for the year being about 6 million pounds below annual licensed capacity. Cameco also stated updated production plans for the Cigar Lake operation, indicating a reduction in the anticipated annual rate of production for 2022 from the previously anticipated 18 million pounds U3O8 of production to 15 million pounds U3O8 (100% basis) as part of Cameco’s new supply discipline strategy. Cameco has stated it plans to further reduce the rate of production starting in 2024 to a targeted annual production rate of 13.5 million pounds (100% basis), which is about 45% below productive capacity of the mine. Cameco has stated that extending the mine life at Cigar Lake by aligning production with the market opportunities and Cameco’s contract portfolio is consistent with its tier-one strategy and is expected to allow more time to evaluate the feasibility of extending the mine life beyond the current reserve base while continuing to supply ore to Orano’s McClean Lake mill. Cameco states that this plan will remain until there are further improvements in the uranium market and contracting progress.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are exhausted. The reduction in expected production at the mine under Cameco’s updated production plan is expected to delay future cash flows under the Company’s royalty interest over the short-term.

Cameco’s management’s discussion and analysis for the year ended December 31, 2021 states updated NI 43-101 ore reserves, with proven reserves of 95.0 million pounds of U3O8 (271.0 thousand tonnes at an average grade of 15.90% U3O8) and probable reserves of 57.4 million pounds of U3O8 (177.5 thousand tonnes at an average grade of 14.67% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$50/lb U3O8 and are based on an exchange rate of US$1.00 to $1.25. Ore reserves are reported on a 100% ownership basis.

Cameco also states an updated mineral resource estimate for the Cigar Lake operation with measured resources of 4.5 million pounds of U3O8 (26.8 thousand tonnes at an average grade of 7.55% U3O8) and indicated resources of 99.3 million pounds of U3O8 (313.3 thousand tonnes at an average grade of 14.37% U3O8). The measured and indicated U3O8 mineral resources disclosed by Cameco do not include those mineral resources modified to produce the ore reserves (as reported above) and are reported on a 100% ownership basis.

7

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

●	McArthur River – In Cameco’s management’s discussion and analysis for the year ended December 31, 2021, Cameco stated updated plans for the re-start of the McArthur River operation, disclosing potential production of up to 5.0 million pounds (100% basis) of U3O8 in 2022. In addition, Cameco stated that it currently plans to ramp up to 15.0 million pounds (100% basis) in annual production by 2024, 40% below the licensed capacity of the Key Lake mill (25 million pounds per year). Cameco states it will remain the production plan for the McArthur River operation until there is further improvement in the uranium market and contracting progress. Cameco states that there is a potential for the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents and labour, which could not only impact 2022 production but could also introduce risk to production in 2023. In addition, Cameco has stated additional risks in that, with the extended period of time the assets were on care and maintenance, there is increased uncertainty regarding the timing of a successful ramp up to planned production and the associated costs. In addition, Cameco disclosed that its collective agreement with the United Steelworkers local 8914 expires in December 2022. Cameco has stated that it plans to begin contract negotiations prior to the expiration of the current agreement. There is a risk to the ramp up to planned production if Cameco is unable to reach agreement and there is a labour dispute.

The effects of Cameco’s updated production plan on the potential value of the Company’s royalty depends primarily on the contract pricing of the operation in the future, as reduction of near-term production decreases the near-term revenue, but may potentially be offset by selling higher volume in the future at projected higher contract prices.

Cameco’s management’s discussion and analysis for the year ended December 31, 2021 states updated NI 43-101 ore reserves for the McArthur River operation, with proven reserves of 328.9 million pounds of U3O8 (2139.6 thousand tonnes at an average grade of 6.97% U3O8) and probable reserves of 65.1 million pounds of U3O8 (575.1 thousand tonnes at an average grade of 5.13% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$50/lb U3O8 and are based on an exchange rate of US$1.00 to $1.25. Ore reserves are reported on a 100% ownership basis.

Cameco also states an updated mineral resource estimate for the McArthur River operation with measured resources of 5.3 million pounds of U3O8 (91.7 thousand tonnes at an average grade of 2.63% U3O8) and indicated resources of 3.7 million pounds of U3O8 (74.5 thousand tonnes at an average grade of 2.26% U3O8). The measured and indicated U3O8 mineral resources do not include those mineral resources modified to produce the ore reserves (as reported above) and are reported on a 100% ownership basis.

Langer Heinrich – In a release dated November 4, 2021, Paladin Energy Ltd. (“Paladin”) announced an update to the Langer Heinrich Restart Plan and indicated that the restart work technical programs are now complete. Paladin disclosed that the restart of the Langer Heinrich Mine will only be considered upon it securing additional long-term contracts with sufficient duration and value to underpin an appropriate return to stakeholders, and it will not be providing guidance on the hurdle price required to support a decision to restart the mine. Paladin also disclosed an updated mineral resource and ore reserve estimates for the Langer Heinrich mine. Paladin disclosed that the update confirms the restart cost estimate of US$81 million and a 17-year mine life supported by ore reserves of 84.8 million tonnes with an average U3O8 grade of 448ppm. The life of mine production target increased to 77.4 million pounds of U3O8 (previously 76.1 million pounds). The estimated life of mine C1 costs have been updated to US$27.40/lb (previously US$26.90/lb), primarily due to increased estimated contract mining rates. Paladin has also confirmed an estimated project execution timeframe of 18 months from project commencement to first production, with full production achieved after a further 15 months.

8

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

The restart plan update included a JORC(1) compliant mineral resource estimate for the Langer Heinrich Mine with measured resources of 78.6 million pounds of U3O8 (79.1 million tonnes at an average grade of 0.045% U3O8) and indicated resources of 19.5 million pounds of U3O8 (23.5 million tonnes at an average grade of 0.0375% U3O8). It further reports additional measured resources in medium-grade stockpiles totalling 7.1 million pounds of U3O8 (6.3 million tonnes at an average grade of 0.051% U3O8) and low-grade stockpiles totaling 14.5 million pounds of U3O8 (20.2 million tonnes at an average grade of 0.0325% U3O8). A 200ppm U3O8 cut-off was applied to in-situ mineral resources – 250ppm U3O8 cut-off was applied to stockpiles at the time of mining. Mineral resources are reported on a 100% ownership basis, of which Paladin has a 75% interest. The measured and indicated U3O8 mineral resources are inclusive of those mineral resources modified to produce the ore reserves (as reported below). Such resource estimate was reported on a depleted basis to June 30, 2018. The restart plan update also stated updated ore reserves, with proved reserves of 52.0 million pounds of U3O8 (48.3 million tonnes at an average grade of 0.0488% U3O8) and probable reserves of 10.2 million pounds of U3O8 (10.0 million tonnes at an average grade of 0.0464% U3O8). Paladin further reports additional proved reserves in stockpiles totalling 21.6 million pounds of U3O8 (26.5 million tonnes at an average grade of 0.0369% U3O8). Ore reserves are reported on a dry basis. Proved ore reserves are inclusive of ore stockpiles. 250ppm cut-off applied. The updated ore reserve is estimated using a metal price assumption of US$50/lb U3O8. Tonnage figures have been rounded and may not add up to the totals quoted. Ore reserves reported on a 100% ownership basis, of which Paladin has a 75% interest.

(1) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2012 Edition, Effective 20 December 2012, mandatory from 1 December 2013. Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

●	Lance – In a news release dated February 26, 2021, Peninsula Energy Ltd. (“Peninsula”) announced that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1 on the Ross portion of the project. All three patterns are stated as operating at planned flow rates of 75 gallons per minute. One pattern has successfully reached the designed pH of 2.0, but the other two patterns are taking longer than expected to reach the target pH level, having reached a pH of 4.0. The units had not shown significant issues with fine solids generation in the production stream. Peninsula indicated it would continue to run the field demonstration, with an expected test timeline of 18 to 24 months. Peninsula further announced in a news release dated May 17, 2021 that the company continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April 2021, including adjustments to the well pattern and oxygenation. In a news release dated April 13, 2021, Peninsula announced activation of the pilot ion exchange circuit, though uranium grades were not sufficiently high yet to allow significant uranium recovery.

On February 17, 2022, Peninsula announced a budget of US$3.4 million had been allocated for the low-pH ISR transition program, including operational readiness activities on the Ross portion of the project at Mine Units 1 and 2, commencement of drilling activities at Mine Unit 3, and front-end engineering and design for low pH ISR process modifications. The Company’s royalty interests do not include the Ross permit area in which the initial development and current test mining is taking place, though the work does impact the production timeline and mining approach of the overall Lance project.

●	Dewey-Burdock – In a news release dated September 7, 2021, Azarga Uranium Corp. (“Azarga”) announced that it had entered into a definitive agreement with enCore Energy Corp. (“enCore”) whereby enCore will acquire all the issued and outstanding common shares of Azarga pursuant to a court-approved plan of arrangement. In a news release dated November 16, 2021, Azarga stated that the shareholders of Azarga have approved the plan of arrangement. In addition, they stated that closing of the plan of arrangement is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, the final stock exchange approval.

In a news release dated February 14, 2022, enCore announced that the U.S. Nuclear Regulatory Commission had accepted the change of control of the Source and By-Product Materials License from Azarga to enCore.

9

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have commenced vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impacts on global economic activity. In the last fiscal year, numerous governments implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on uranium demand and pricing, which could have a material adverse impact on the Company’s results of operations and financial condition.

Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Pursuant to the Royalty Purchase Agreement, the Company acquired a royalty interest on the Waterbury Lake / Cigar Lake Project. In its management’s discussion and analysis for the year ended December 31, 2021, Cameco stated that there is a potential for the restart of the McArthur River operation to be affected by the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents, and labour, which could not only impact 2022 production, but could also introduce risk to production in 2023. In addition, Cameco states that due to delays and deferrals to development work caused by the proactive COVID-19-related four-month suspension of production at Cigar Lake in 2021, and the ongoing pandemic and supply chain challenges impacting the availability of construction materials, equipment and labour, they expect production of 15 million pounds (100% basis) in 2022.

In it’s 2021 annual report for the year ended June 30, 2021, Paladin stated that five employees at the Langer Heinrich mine tested positive for COVID-19 during the year, but that all employees had recovered and returned to work. No additional cases were announced in Paladin’s Quarterly Report for the three months ended September 30, 2021. In it’s Quarterly Report for the three months ending December 31, 2021, Paladin reported that three employees at the Langer Heinrich Mine tested positive to COVID-19 during the quarter and have since fully recovered. Paladin continued to maintain appropriate protocols across all locations to minimise the potential transmission of COVID-19.

To date, other than as disclosed herein, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed operational changes to protect employees, with many operators enacting remote working protocols.

10

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Royalties
McArthur River(1)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Cigar Lake / Waterbury Lake(1)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Roughrider	Rio Tinto plc (“Rio Tinto”)	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(1)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Royalty Option
Dawn Lake(1)(2)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest

Notes:

(1)	The royalty does not apply to the entirety of the project.
(2)	The Company holds an option to purchase the royalty on a portion of overall uranium production from the project lands. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.

11

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the AIM that purchases and holds physical uranium. The Company holds approximately 7.0 million ordinary shares of Yellow Cake, representing approximately 3.8% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake’s agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake at a price of US$28.73. See “Recent Developments”.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. In a quarterly reporting update for the quarter ended December 31, 2021, Yellow Cake disclosed that it expects to acquire 0.95 million pounds of U3O8 from Kazatomprom and its total holdings of U3O8 will increase to 18.81 million pounds once this transaction has completed. (Source: Yellow Cake plc).

As a result of purchases from Yellow Cake and other third-party purchases under its uranium purchase strategy, the Company currently holds 1.35 million pounds of U3O8, which it acquired at an average cost of US$39.80, with an additional 0.50 million pounds under contract to be delivered between 2023 and 2025 at a weighted average price of US$47.71.

Overall Performance

For the three and nine months ended January 31, 2022, the Company incurred a net loss of $2.0 million and $3.7 million, respectively, compared to a net loss of $0.01 million and $1.0 million for the same respective periods in the previous fiscal year. As at January 31, 2022, the Company had working capital (current assets less current liabilities) of $114.5 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions, uncertainties surrounding the war in the Ukraine, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Discussion of Operations

Three months ended January 31, 2022, compared to three months ended January 31, 2021

During the three months ended January 31, 2022, the Company draw down approximately $6.4 million (US$5 million) from the Facility resulting in a loan balance as at January 31, 2022 of approximately $12.7 million (US$10 million). The Company issued a total of 1,199,516 Common Shares for gross proceeds of $7.1 million under the ATM Program in the three months ended January 31, 2022. The Company purchased 500,000 pounds of U3O8 at a weighted average price of US$44.25 per pound for a total cost of $28.1 million during the three months ended January 31, 2022.

The Company had an operating loss of $1.18 million in the three months ended January 31, 2022, compared to $0.25 million in the same period of the prior year. The increase in operating loss for the three months ended January 31, 2022 was primarily attributable to an increase in investor communications and marketing expenses of $0.3 million, share-based compensation of $0.2 million, professional fees from $0.02 million to $0.15 million, insurance expense from $0.02 million to $0.12 million and transfer agent and regulatory fees from $0.02 million to $0.09 million.

12

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

In the three months ended January 31, 2022, the Company incurred investor communications and marketing expenses of $0.3 million. During the period, Company invested in a variety of marketing initiatives, such as digital marketing and video production, as part of its investor awareness programs.

In the three months ended January 31, 2022, the Company recognized share-based compensation expense of $0.2 million, representing the fair value of share options issued by the Company to the management, directors, employees and consultants. No share options were granted by the Company prior to May 31, 2021.

In the three months ended January 31, 2022, the Company incurred professional fees of $0.15 million, consisting primarily of audit fees and legal fees associated with the ATM Program, fees for tax compliance services and legal fees for corporate matters, compared to $0.02 million in the same period in the previous fiscal year. The increase was primarily the result of the higher level of financing and corporate activity in the current period.

The insurance expense incurred for the three months ended January 31, 2022 was $0.02 million compared to $0.12 million incurred for the same period in 2021. The increase in insurance expense is mainly related to the additional premium paid for the directors’ and officers’ insurance policy as a result of the NASDAQ listing in April 2021.

Transfer agent and regulatory fees in the three months ended January 31, 2022 mainly represent fees paid to NASDAQ and regulatory and filing fees associated with the ATM Program which commenced in September 2021.

The Company incurred interest expense of $0.2 million on the Facility in the three months ended January 31, 2022. No interest expense was incurred by the Company in the same period in the previous year as the margin loan was drawn down in May 2021.

During the three months period ended January 31, 2022, the Company wrote off an option to acquire a royalty on a portion of the Diabase property with a carrying value of $0.1 million. The option expired unexercised on February 7, 2022.

During the three months ended January 31, 2022, the Company recorded an unrealized loss on revaluation of short-term investments of $3.6 million as a result of the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $0.3 million, offset by deferred income recovery of $0.5 million in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. In the three months ended January 31, 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $4.3 million and a foreign currency translation loss of $0.6 million, offset by deferred income tax expense of $0.3 million.

Nine months ended January 31, 2022, compared to nine months ended January 31, 2021

During the nine months ended January 31, 2022, the Company completed the public offering of 6,100,000 Common Shares for gross proceeds of $25,010,000 and borrowed approximately $12.7 million (US$10.2 million) from the Facility. The Company paid approximately $12.2 million in cash and issued 970,017 Common Shares upon closing of the acquisition of McArthur River royalty, Cigar Lake royalty and Dawn Lake royalty option. The Company issued a total of 3,656,855 Common Shares for gross proceeds of $21.5 million under the ATM Program in the nine months ended January 31, 2022. The Company purchased 1,000,000 pounds of U3O8 at a weighted average price of US$43.65 per pound for a total cost of $55 million during the nine months ended January 31, 2022.

The Company had an operating loss of $4.17 million in the nine months ended January 31, 2022, compared to $0.80 million in the same period of the prior year. The increase in operating loss for the nine months ended January 31, 2022 was primarily attributable to an increase in share-based compensation of $1.1 million, investor communications and marketing expenses from $0.01 million to $0.8 million, professional fees from $0.1 million to $0.7 million, insurance expense from $0.06 million to $0.4 million and transfer agent and regulatory fees from $0.06 million to $0.4 million.

13

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

In the nine months ended January 31, 2022, the Company recognized share-based compensation expense of $1.1 million, representing the fair value of share options issued by the Company to the management, directors, employees and consultants of the Company. No share options were granted by the Company prior to May 31, 2021.

In the nine months ended January 31, 2022, the Company incurred an increase in investor communications and marketing expenses of $0.8 million which consisted of marketing fees, business development, conferences and travelling expenses. The Company invested in a variety of marketing initiatives, such as digital marketing and video production, as part of its investor awareness programs. As a result of the ease of travel restrictions by many countries, the Company’s personnel have begun travelling for business development during the nine months period ended January 31, 2022.

In the nine months ended January 31, 2022, the Company incurred professional fees of $0.7 million, consisting primarily of audit fees and legal fees associated with the filing of the short form base shelf prospectus and the implementation of the ATM Program, legal fees for corporate matters, and fees for the fiscal 2021 audit and tax compliance services, compared to $0.1 million in the same period in the previous fiscal year. The increase was primarily the result of the higher level of financing and corporate activity in the current period.

The insurance expense incurred for the nine months ended January 31, 2022 was $0.4 million compared to $0.06 million incurred for the same period in 2021. The increase in insurance expense is mainly related to the additional premium paid for the directors’ and officers’ insurance policy as a result of the NASDAQ listing in April 2021.

Transfer and regulatory fees in the nine months ended January 31, 2022 mainly represent fees paid to NASDAQ and regulatory and filing fees associated with the ATM Program which commenced in September 2021.

The Company incurred interest expense of $0.5 million on the Facility in the nine months ended January 31, 2022. No interest expense was incurred by the Company in the same period in the previous year as the margin loan was drawn down in May 2021. In addition, the Company wrote off an option to acquire a royalty on a portion of the Diabase property with a carrying value of $0.1 million. The option expired unexercised on February 7, 2022.

The Company recognized a gain on sale of marketable securities of $0.1 million in the nine months ended January 31, 2022. The Company invested in a uranium-focused stock in the open market for trading purposes and had fully liquidated its position as of January 31, 2022.

During the nine months ended January 31, 2022, the Company recorded an unrealized gain on revaluation of short-term investments of $8.1 million from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $0.4 million, offset by deferred income tax expense of $1.1 million in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. In the nine months ended January 31, 2021, the Company recorded an unrealized loss on revaluation of short-term investments of $0.3 million and a foreign currency translation loss of $1.2 million, offset by deferred income tax recovery of $0.05 million.

Use of Proceeds

On May 20, 2021, the Company completed the Bought Deal Offering for net proceeds of $23.4 million. During the period ended January 31, 2022, the Company issued and sold ATM Shares for net proceeds $21.0 million.

Net proceeds derived from the Bought Deal Offering and ATM Shares sold under the ATM Program over the nine months ended January 31, 2022 were used to the purchase of physical uranium and the acquisition of royalties and royalty options. Accordingly, the proceeds received from the Bought Deal Offering and ATM Shares sold under the ATM Program are utilized consistent to the use of proceeds as disclosed in the short form prospectus dated May 18, 2021 in respect of the Bought Deal Offering and the prospectus supplement dated August 18, 2021 in respect of the ATM offering.

14

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($’000)	($’000)	($)	($’000)
April 30, 2020	-	144	0.00	-
July 31, 2020	-	(382)	(0.01)	-
October 31, 2020	-	(640)	(0.01)	-
January 31, 2021	-	(5)	(0.00)	-
April 30, 2021	-	(349)	(0.00)	-
July 31, 2021	-	(1,063)	(0.01)	-
October 31, 2021	-	(590)	(0.01)	-
January 31, 2022	-	(1,999)	(0.02)	-

Changes in net income (loss) from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of Yellow Cake shares, interest expenses on the Facility, professional fees and regulatory fees incurred in connection with listing of the Company on the NASDAQ in April 2021, increased professional fees and regulatory fees in connection with the financing activities conducted in the three months ended July 31, 2021, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at	As at
	January 31, 2022	April 30, 2021
	($’000)	($’000)
Cash	6,823	7,214
Working capital (current assets minus current liabilities)	114,509	50,099
Total assets	157,389	76,183
Total current liabilities	612	507
Accounts payable and accrued liabilities	612	507
Total non-current liabilities	12,671	40
Shareholders’ equity	144,106	75,636

As at January 31, 2022, the Company had cash of $6.8 million compared to $7.2 million at April 30, 2021. The decrease in cash was primarily due to net proceeds received from the public offering of $23.4 million, net proceeds from the distribution of the ATM Shares of $21 million, the proceeds on exercise of warrants of $15 million, and $12.4 million in cash received from the Facility, offset by a cash payment of $12.2 million for the acquisition of royalties and a royalty option and purchase of 1,000,000 pounds of U3O8 at a weighted average price of US$43.65 per pound for a total cost of $55 million. The Company’s short-term investments increased by $8 million from $30 million as at April 30, 2021 as a result of an increase in share price of Yellow Cake’s shares. The $1.6 million increase in prepaid and other receivables is mainly attributable to sales taxes receivables relating to purchases of physical uranium during the nine months period ended January 31, 2022. The Company had accounts payable and accrued liabilities of $0.6 million at January 31, 2022, compared to $0.5 million at April 30, 2021. As at January 31, 2022, the Company had working capital (current assets minus current liabilities) of $114.5 million, compared to $50.1 million as at April 30, 2021.

15

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the Facility of US$15 million established in 2021, proceeds received from the public offering in May 2021 and shares sold under the ATM Program. The Company’s ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company had approximately $12.7 million (US$10.0 million) loan and interest payable under the Facility.

Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company’s current financial resources are also available to fund acquisitions of additional interests. The Company’s long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company’s contractual obligations as at January 31, 2022, including payments due for each of the next five years and thereafter:

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Government Loan Payable	$40	-	$40	-	-
Margin Loan Payable	$12,737	$106	$12,631	-	-
Office Lease	$248	$43	$93	$103	$9
Purchase of
Physical Uranium(1)	$30,341	-	$24,096	$6,245	-
Total	$43,366	$149	$36,860	$6,348	$9

Note:

(1)	On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended January 31, 2022 was $59.8 million compared to $0.7 million for the same period in the previous fiscal year. This was as a result of operating expenditures incurred during the year, which consists of the purchase of physical uranium, general and administrative expenses, management and directors’ fees and professional fees. The increase of net cash used in operating activities is primarily due to the purchase of physical uranium, increased corporate activity, higher regulatory fees, insurance expenses, management and directors’ fees and professional fees.

16

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Investing Activities

Net cash used in investing activities during the nine months ended January 31, 2022 was approximately $12.0 million compared to $0.01 million cash generated for the same period in the previous fiscal year. In May 2021, the Company made the $12.2 million payment in connection with the acquisitions of royalty and option interests in Cigar Lake, McArthur River and Dawn Lake projects.

Financing Activities

Net cash generated from financing activities during the nine months ended January 31, 2022 was $71.5 million. On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares for net proceeds of $23.4 million. During the nine months period ending January 31, 2022, the Company received net proceeds of $12.4 million from the Facility. In addition, the Company received $15.0 million from the exercise of warrants and options, and $21 million from Common Shares sold under the ATM Program. During the same period, the Company made interest payments of $0.4 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended January 31, 2022, the Company incurred $0.002 million and $0.006 million in general and administrative expenses related to website hosting and maintenance services, respectively, provided by a vendor that is controlled by a family member of the Company’s Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2022 and 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, For the three and nine months ended January 31, 2022 and 2021, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2022	2021	2022	2021
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	61	61	219	162
Directors’ fees	45	45	137	107
Share-based compensation	94	-	479	-
Total	200	106	835	269

17

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Critical Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Information about significant sources of estimation uncertainty and judgments made by management that have a significant risk of resulting in a material adjustment are as follows:

●	The Company estimates the attributable Reserves and Resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of a royalty generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the nine months ended January 31, 2022.

18

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Financial Instruments and Risk Management

At January 31, 2022, the Company’s financial assets include cash, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as the impact of credit and market rate risks are included in the measurement of carrying amounts. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2022. The Company’s working capital (current assets minus current liabilities) as at January 31, 2022 was $114.5 million. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

19

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and restricted cash balances are minimal. The Company’s margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the nine months ended January 31, 2022.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, cash and cash equivalents and restricted cash denominated in U.S. dollars and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at January 31, 2022 would have an impact, net of tax, of approximately $3.3 million on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and restricted cash by 10% would have an impact of approximately $0.3 million on net loss for the nine months ended January 31, 2022. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $1.1 million on net loss for the nine months ended January 31, 2022.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in Yellow Cake. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments in Yellow Cake held as at January 31, 2022, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3.3 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 94,532,037 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	17,541,198
		17,636,786

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

20

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and nine months ended January 31, 2022

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
May 31, 2023	3.49	37,500
May 31, 2026	3.49	622,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,987
January 13, 2027	4.93	5,000
		755,987

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended January 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the nine months ended January 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Additional Information

Additional information concerning the Company, including the Company’s AIF, is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

21